Filed by IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Companies:
NYSE Euronext (Commission File No. 001-33392)
IntercontinentalExchange, Inc. (Commission File No. 001-32671)

IntercontinentalExchange, Inc.	ICE	Q1 2013 Earnings Call	May 1, 2013
Company▲	Ticker▲	Event Type▲	Date▲

PARTICIPANTS

Corporate Participants

Kelly L. Loeffler – Vice President, Investor Relations & Corporate Communications, IntercontinentalExchange, Inc.
Scott A. Hill – Senior Vice President and Chief Financial Officer, IntercontinentalExchange, Inc.
Jeffrey C. Sprecher – Chairman and Chief Executive Officer, IntercontinentalExchange, Inc.

Other Participants

Howard H. Chen – Analyst, Credit Suisse Securities (USA) LLC (Broker)
Richard H. Repetto – Analyst, Sandler O’Neill & Partners LP
Niamh Alexander – Analyst, Keefe, Bruyette & Woods, Inc.
Kenneth B. Worthington – Analyst, JPMorgan Securities LLC
Alex Kramm – Analyst, UBS Securities LLC
Michael R. Carrier – Analyst, Bank of America Merrill Lynch
Roger A. Freeman – Analyst, Barclays Capital, Inc.
Brian B. Bedell – Analyst, International Strategy & Investment Group, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to the ICE first quarter 2013 earnings conference call and webcast. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session, and instructions will follow at that time. [Operator Instructions] I would now like to introduce your host for this conference call, Ms. Kelly Loeffler. You may begin, ma’am.

Kelly L. Loeffler, Vice President, Investor Relations & Corporate Communications
Good morning. ICE’s first quarter 2013 earnings release and presentation can be found in the Investors section of our website at theice.com. These items will be archived, and our call will be available for replay. Today’s call may contain forward-looking statements. These statements, which we take no obligation to update, represent our current judgment and are subject to risks, assumptions, and uncertainties. For a description of the risks that could cause our results to differ materially from those described in forward-looking statements, please refer to the company’s Form 10-K. We plan to file our form 10-Q next week, on a filing scheduled that is consistent with NYSE Euronext.
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IntercontinentalExchange, Inc.	ICE	Q1 2013 Earnings Call	May 1, 2013
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Please note that the numbers discussed today refer to our adjusted operating results, which we believe are more reflective of our business performance. You’ll find a non-GAAP reconciliation in the earnings release and presentation, as well as an explanation of why we deem this information to be meaningful and how management uses these measures. The materials presented today reflect futures volumes that has been restated to include previously cleared swap contract volume.

With us on the call are Jeff Sprecher, Chairman and CEO; Scott Hill, Chief Financial Officer; and Chuck Vice, President and Chief Operating Officer. I’ll now turn the call over to Scott.

Scott A. Hill, Senior Vice President and Chief Financial Officer

Thanks, Kelly. Good morning, and thank you all for joining us today. I’ll start this morning by providing some detail on our first quarter results and then hand the call over to Jeff, who will review our strategic initiatives. We’ll try and get through our prepared remarks quickly so that we can move on to Q&A and then wrap up prior to the market opening.

So let’s get started on slide 5. We made significant progress on key initiatives across M&A, new products, and clearing, while maintaining a disciplined approach to spending during the first quarter. Thus, despite low energy market volatility during the quarter, and against a tough comparison from the prior year, we were able to deliver modest earnings growth. And, importantly, our first quarter performance and continued strength in April volume has us on track to achieve our full-year objectives.

Disciplined expense management is a fundamental part of the ICE culture. However, our primary focus is on growth and innovation to serve our customers and to deliver value to our shareholders. Whether through the expansion of Brent market share, adding new customers, or the introduction of new products and services, we remain focused on capturing market opportunities. Volume and open interest records were set in several energy contracts during the quarter, despite the relative lack of market volatility. Our oil and ag complexes each performed very well in the first quarter and into April. We also completed the ICE Endex transaction, supported the launch of Cetip’s fixed income platform, and of course are advancing our work on completing the NYSE Euronext acquisition. So, all in all, a good start to an exciting year.

Let’s move to slide 6 for a more detailed snapshot of the quarter. Revenues declined 4% to $352 million on a 4% decline in average daily volumes. Our disciplined approach to spending and investment resulted in a 6% decline in adjusted operating expenses, which exclude duplicate rent expense and acquisition expenses relating to NYSE Euronext and ICE Endex. Adjusted operating margin increased to 63%. Our tax rate was in line with our guidance at 28%, and adjusted net income attributable to ICE grew to $149 million. Adjusted diluted earnings per share also increased 1% to $2.03. Operating cash flow for the quarter was $150 million, and technology-related capital expenditures and capitalized software were $14 million for the quarter. We also invested $11 million to build out our new combined New York office, which our teams will move into later this month.

Turning to slide 7, I’ll walk through the components of our first quarter consolidated revenue and expenses. Transaction and clearing revenue declined 7% to $300 million, primarily driven by low volatility and volume in our North American natural gas markets. Transaction revenue in the financial category also declined, as markets for credit derivatives and equity indexes remain lackluster. However, agriculture futures revenue increased a solid 6% from the prior first quarter, and Brent crude revenues grew 14% from the prior first quarter. Market data revenues also grew 12% to a record $41 million. The credit derivatives execution business remains pressured due to the uncertainty of financial reform, as well as a general lack of volatility in the corporate credit markets. However, with the advent of mandatory clearing on March 11, we are starting to see increased clearing activity. We continue to develop solutions for credit markets to support our customers as they comply with financial reform, while ensuring that expenses and investment are prudent.

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IntercontinentalExchange, Inc.	ICE	Q1 2013 Earnings Call	May 1, 2013
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Moving to the right side of slide 7, you can see the details of our operating expenses. The 6% reduction in adjusted operating expenses reflects improvement across compensation, professional services, tech and communications, and SG&A. This expense improvement enabled adjusted operating margins to expand by 1 point to 63%. Importantly, consistent with prior guidance, we continue to expect 2013 adjusted operating expenses to increase in the range of 3% to 5% compared to 2012’s adjusted operating expenses. Combined with the volume and OI trends through April, we’re confident that we can deliver double digit adjusted earnings growth for the full year 2013.Now please turn to slide 8, where I’ll discuss the first quarter performance of our futures market. Futures revenue declined 5% over the prior first quarter on a 4% decline in average daily volumes. You can see, though, that most product categories grew at a healthy rate during the quarter, with many turning in their first- or second-quarter best quarter ever. And revenue capture trends remained positive across all of ICE’s future asset classes. However, the muted trading environment in natural gas resulted in a decline in futures overall. Specifically, North American natural gas average daily volume declined 28% compared to 2012’s first quarter, where strong volatility drove average daily volume to record levels.

I also want to point out the mix shift within the power market from full-size to small-size power contracts, which now comprise 96% of contract volume. This means that the product mix has largely shifted to smaller, lower-priced contracts. It’s important to note, however, that the futures markets began to rebound with 17% average daily volume growth in March. And that recovery continued in April, where average daily volumes grew across agriculture and energy markets, with ag markets up slightly and energy futures up around 20%. Energy growth was driven by over 30% growth in Brent crude and around 8% in North American natural gas volumes, which are experiencing more typical levels of volatility. We’ll provide more details in our volume press release tomorrow.

Turning to slide 9, I’ll discuss our credit derivatives operation. First quarter CDS revenues were $33 million. This includes roughly $18 million from Creditex and approximately $16 million from CDS clearing. Through April 26, we have cleared $40 trillion in gross notional, and we continued to expand our lead in both dealer and client clearing. We have cleared nearly 15 times more buy-side activity than our nearest competitor since mandatory clearing began on March 11, and that activity is contributing to our bottom line.

Also during the quarter, we announced the approval of portfolio margining for our client customers and are working with the SEC to provide the full economic cross-margining benefit to ensure that aims and requirements of clearing are met. We’re also working with the regulators to launch Western European sovereign CDS and to deliver a client clearing solution in London. And, in addition, we plan to launch our credit index future in June. This when-issued futures product will be based on the [ph] next index theory (8:51) and avoid the jump-to-default risk inherent in the existing CDS swap products. We believe the product will provide companies, banks, and portfolio managers with an innovative, simple, and efficient means of managing credit risk, just as equity index futures have enabled the management of equity market risk for decades.

As we launch those initiatives and continue to expand the set of products we clear, and as we work with our customers to prepare for the second wave of mandatory clearing in June, we’re optimistic about the contributions from this business despite the uncertainty and muted trading levels in the broader CDS market.

I’ll wrap up my remarks on slide 10. For the quarter, we generated $150 million of operating cash flow and held $1.4 billion in cash. We have access to $2 billion under our existing credit facility, including $1.7 billion available for general corporate purposes and $303 million available to our clearinghouses. And we have a strong balance sheet, low leverage, and are generating industry-leading 18% returns on invested capital.

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IntercontinentalExchange, Inc.	ICE	Q1 2013 Earnings Call	May 1, 2013
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Before I turn the call over to Jeff, I’d like to note that our progress with the build-out of clearing service for NYSE Liffe’s UK derivatives business is on track. We’re pleased with the progress and continue to work closely with customers and regulators to achieve an on-time transition this summer. And I’ll summarize all of my comments by reiterating that first quarter results were in line with our expectations and position us well to deliver on our 2013 objectives. We have an excellent position across the energy, agricultural, and financial markets we serve. We are facilitating our customers’ compliance with reform, and we are investing in long-term growth initiatives that will allow us to continue our sector leadership while delivering value to our shareholders.

With that, I encourage you to review the guidance in the press release, and I’ll be happy to take your questions during Q&A. Jeff, over to you.

Jeffrey C. Sprecher, Chairman and Chief Executive Officer

Thank you, Scott, and good morning to everybody on the call. The ICE team is well into executing on our 2013 plans, and we remain on track to deliver on our objectives. We have had much to look forward to this year, and our team is advancing many initiatives that will strengthen our leadership in growth, innovation, and customer service. In fact, our culture thrives on solving the next challenge on behalf of our customers. Change will continue in this industry. And we remain well positioned at the forefront of anticipating and serving the needs of our markets. This morning, I’ll provide an update on our initiatives before the Q&A session.

And I’ll begin where Scott left off, on the topic of our NYSE Euronext transaction on slide 11, and a view of our combined business based on 2012 performance. As we continue with our transaction planning, we’re confident that our companies will unlock significant value by delivering on our growth and synergy expectations. Because our customers continue to face tremendous regulatory change and uncertainty, the availability of risk management tools that enable compliance with hundreds of new rules is critical. Because change will be a constant in our industry for some time to come, we believe our combination brings the experience, the assets, and the leadership required to execute on a growth agenda and support the evolution of markets. From regulated, transparent markets to clearing across all major asset classes, along with data and technology, we will continue to access new opportunities across the globe while strengthening our existing business.

On slide 12, the timeline we put together shows the dual tracks of the competition approval process and the general operational and regulatory steps required to close the transaction. We continue to believe the deal will be finalized in the third or fourth quarter of this year, subject to completion of all requirements and approvals. On the competition approval side, we’ve completed the U.S. process with the Department of Justice under the Hart-Scott-Rodino Act, and we’re now focused on the European requirements. Last week, the merger was referred to competition review of the European Commission from authorities in the United Kingdom, Portugal, and Spain. Therefore, we’re now completing our notification to the commission on Form CO, which will serve as the basis for the competition review. Upon receipt of this notification, authorities will begin a 25-business-day review under Phase 1 of the process. If an in-depth investigation of the merger is opened, it will start a minimum 90-day clock in Phase 2. However, these timelines are subject to extension based on circumstance, so we can’t guarantee specific deadlines. We will continue to work with regulators to ensure that we’re responsive to all their requests and do so in a timely manner.

Our Form S-4, filed with the SEC, has been declared effective by the SEC as of Tuesday. And we’ve received approval on our European prospectus as of today. We appreciate the excellent progress by our respected teams in achieving these milestones. Both ICE and NYSE Euronext have established June 3 as the special meeting date for approving the transaction. We have an ongoing dialogue regarding the IPO of Euronext, which we continue to expect following the closing of our deal. But we have not yet established a specific timeline. The approval and integration process for this transaction is extensive, but we’re working to ensure a timely and transparent process. We’ll continue to keep your apprised of key milestones and other developments as we have more information. But we’re pleased with the progress so far and are focused on opportunities to build, grow, and lead globally as one company.

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IntercontinentalExchange, Inc.	ICE	Q1 2013 Earnings Call	May 1, 2013
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Before I turn to the core business, I’ll briefly update you on the regulatory environment as it relates to ICE. As we move into the fifth year of regulatory reform, the focus on operational certainty and the impact to end users is key. Our transition to energy futures for natural gas, power, and oil products have enabled risk management to continue seamlessly. And this has not changed any margin requirements relative to their former, less-regulated status. More importantly, the move provided certainty to end users, and it supported greater transparency and more regulation than was applied in the swaps market.Uncertainty remains for U.S. swaps on additional requirements for swap execution facilities, for clearing, and on other final rules. I’ll note that this uncertainty has caused us to pause our work on the clearing for non-deliverable forward FX contracts. But we’re – continue to monitor regulatory developments to evaluate next steps as rules are finalized, hopefully later this year.

Further change will inevitably be driven by Europe’s work on financial reform in the coming year. We’re monitoring developments globally across MiFID, EMIR, Basel III, and IOSCO, as well as how Asia is responding to the regulatory environment. We believe the focus of regulators will then shift to ensure international cooperation and reduction of regulatory arbitrage opportunities. We’ve successfully launched our U.S. swaps data repository for commodity swaps and credit derivatives. And we’re building a European SDR for both futures and swaps markets, which is required under EMIR.

Scott mentioned our progress with CDS clearing at $40 trillion now cleared and that we have extended our leadership in buy-side clearance. We have tremendous infrastructure from clearing to processing in the swaps market with ICE Clear Credit and ICE Link. And we believe that this expertise will support our work on additional swap clearing opportunities.

Turning to an update on our markets on slide 13, you can see that energy volumes remain a bright spot in global markets. Total average daily volume in Brent increased 17% in the first quarter, and Brent open interest was up 39% year to year. Average daily volume and open interest in other oil products increased 20% and 58%, respectively, year to year. In both March and April, ICE Brent out-traded combined ICE and CME WTI futures volumes for the first time ever, despite a narrowing of the Brent/WTI spread to its lowest level in many, many months.

Moving on to natural gas markets, I want to highlight the completion of the ICE Endex transaction in March, where we acquired an 80% stake in the exchange. This is a newly formed company, which incorporates the natural gas futures and spot markets of the former APX-ENDEX business. We believe this transaction will serve as a catalyst for ICE’s further expansion into Continental European natural gas and power markets. The Amsterdam-based exchange is best known for its Dutch natural gas futures contract known as the TTF gas market. But it also operates key spot markets for gas in Continental Europe and the UK. We believe there’s significant potential for global natural gas markets to become more liquid and transparent while operating on a more connected basis. We have a unique infrastructure and strong experience in natural gas and power markets, and we look forward to building this business out on a larger scale.

Turing to North American natural gas markets, we’ve seen recent strengthening in volume trends. While first quarter average daily volume declined 28%, in part due to the high-water mark for volume established in last year’s first quarter, average daily volume grew year on year in both March and April. And while last year’s January and February remain our toughest comparisons, this year’s upward trend in natural gas prices from around $3.30 to more than $4.30 for longer-dated contracts demonstrates how price volatility makes hedging a necessary component of managing risk at all gas price levels.

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IntercontinentalExchange, Inc.	ICE	Q1 2013 Earnings Call	May 1, 2013
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In the month of March, we had nine open interest records in our Henry Hub contract, followed by 11 open interest records in April. With temperatures and inventories lower than expected in recent months, these shoulder months have been more active than in the last few years. Longer term, our position in the markets is very strong, particularly as the U.S. continues to invest in more ways to become a natural gas driven economy, with manufacturing and transportation increasingly substituting or switching to natural gas. And as [ph] liquids by natural gas (19:46) continues to develop, we believe that it will ultimately become a global market. With a leading electronic platform for trading across North America and the broadest range of energy markets across the UK and Continental Europe, we are well positioned as we continue to bring new users and products to market.

On slide 14, I’ll note a few additional areas of ongoing focus. For the seventh consecutive quarter, our European emissions, futures, and options volume grew year on year, with average daily volume up 34% in the first quarter. Carbon prices remain very low, but the requirement to manage emissions allowances in Europe, either via the central market or in the auctioning process, has continued to drive solid trading activity and maintain liquidity. Our agricultural markets turned in solid performance, with the first quarter average daily volume up 8%, and that growth continued into April. In Brazil, we’re pleased to note that the launch of our OTC fixed income platform offered through Cetip is now seeing very solid uptake, particularly for a market that had not previously traded electronically.

I’ll conclude my prepared remarks on slide 15 with the areas of focus that we set out at the beginning of this year. We’ve discussed each of these priorities today, and these are the objectives that we believe will drive growth. We remain on track to achieve our operational and financial objectives. And I want to acknowledge the work of our global teams that continues to advance these efforts with a very strong focus on customer service, expense discipline, and results. With a strong core business, a healthy pipeline of growth initiatives, and good progress on our acquisition of NYSE Euronext, we remain confident that we will deliver another year of growth, leadership, and record results. On behalf of everyone here at ICE, I’d like to thank all of our customers for trusting us with their business last quarter.

I’ll now ask our operator, Kevin, to conduct the question and answer session.
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IntercontinentalExchange, Inc.	ICE	Q1 2013 Earnings Call	May 1, 2013
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QUESTION AND ANSWER SECTION

Operator: [Operator Instructions]. Our first question comes from Howard Chen with Credit Suisse.

<Q – Howard Chen – Credit Suisse Securities (USA) LLC (Broker)>: Jeff, there continues to be this growing disconnect between volume growth in the energy commodity and the financial markets. From where we stand now, how much do you think it’s the relative maturity of the two trading markets versus the relative health of the two end user bases? And maybe just now that you’re adding to your financial suite product with this deal and organically, too, what do you think we need to see to see an acceleration just generally across financial products?

<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: It’s a good question. It’s one that’s obviously hard to note, so you have to operate a little bit, I think, by gut and conversation with customers.

But the first part of your question, yes, the energy and commodity markets generally were one of the last markets to move from floor to screen, so they’re slightly less mature as an electronically traded and globally distributed asset class. But I think the real underlying issue – and it’s the issue that I think you’re probably aware that we’re interested in with respect to acquiring NYSE Euronext at this moment in time – is that many financial products are highly correlated to the interest rate environment, and we have a Western zero interest rate environment.

And secondly, I do think that there’s been a loss of confidence in the equity markets coming out of the 2007, 2008 downturns that needs – and that confidence needs to be restored. So I hope that as markets become – let’s call it more normalized – in terms of rates and confidence, that we will be in a good position to help drive growth. And I think we’ve been very public that we want to do everything we can to help bring back confidence in markets where we can.

<Q – Howard Chen – Credit Suisse Securities (USA) LLC (Broker)>: And where would you fit the CDS market in that conversation, Jeff?

<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: I think – it’s interesting, because I think it is probably the least mature of all the market that we’ve talked about in the sense that credit is a very, very large market, but people tend to trade credit by trading the underlying products, i.e., corporate and sovereign bonds. And it’s very hard to trade those products, because there really isn’t the well-established derivative market that surrounds them like you would see in most other asset classes. And it is the development of that derivative market that has us so intrigued, and it’s the reason that we decided to move into that space. And it’s the reason we’ve been working with a very broad group of people in the industry to try to develop a new credit futures product that we intend to launch shortly.<Q – Howard Chen – Credit Suisse Securities (USA) LLC (Broker)>: Great. Thanks. And my follow-up, Scott, on expenses, operating expense is really well controlled to begin the year, down 6%, but it appears you’re holding the line on the 3% to 5% core expense growth for the year. So can you just remind us, what are some of those primary drivers that drive that upward swing over the balance of the year?

<A – Scott Hill – IntercontinentalExchange, Inc.>: Yeah. I think it’s – upward swing, it’s a modest upward swing from where we all are, but we are going to continue to invest in some small amount of hiring as we go through the course of the year, particularly around our clearing initiatives and our technology initiatives. In addition to that, with all the regulatory churn that continues to go on, I was very pleased with our professional services spending in the first quarter, but I suspect that will be under pressure as we continue to work very closely with a number of law firms on the many regulatory initiatives that are out there. I would expect, Howard, if you look over the course of the quarters, we were on an adjusted basis at about $131 million this quarter. I would expect us to be around $135 million, give or take, each quarter for the next few quarters, with some of the uptick coming from those items that I just talked about. In addition to that, we talked about closing the Endex transaction. I suspect that will add $2 million to $3 million of expense a quarter over the next few quarters, but thankfully that will be more than offset by the revenues that we’ll get from that deal.

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IntercontinentalExchange, Inc.	ICE	Q1 2013 Earnings Call	May 1, 2013
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<Q – Howard Chen – Credit Suisse Securities (USA) LLC (Broker)>: Great. Thanks. Congrats on the quarter.

<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: Thank you.

Operator: Our next question comes from Rich Repetto with Sandler O’Neill.

<Q – Rich Repetto – Sandler O’Neill & Partners LP>: Good morning, and congrats on a solid [indiscernible] (26:56), Scott. And this isn’t a question, but the math on your expenses, Scott, if I did it real quickly, still put you at, I think, below the low end or at the very low end, but let me ask -

<A – Scott Hill – IntercontinentalExchange, Inc.>: Around the low end.

<Q – Rich Repetto – Sandler O’Neill & Partners LP>: Okay. All right. Anyway, so my question is, first one is on market data. We know you put a screen – a price increase, and there was also this elimination of the trade or pay, and we had sort of estimated a much bigger increase. I was just trying to see whether there was attrition in this trade or pay price increase on the screens, in the market data?

<A – Scott Hill – IntercontinentalExchange, Inc.>: No, Rich, I actually – if you look, last year, we averaged around $36 million to $37 million a quarter in market data fees, and we jumped to $41 million this quarter. And I think it is largely attributable to the two items you mentioned. One of the things that I’ve always found encouraging about our data business is, whether we’re making price adjustments, which we’ve done on a periodic basis, or taking some of the other actions, we don’t tend to see attrition. And even more importantly, we continue to see upticks in the number of people who are interested in the data. So, again, maybe we can walk through the math to see where you might have been off a little bit, but a $4 million uptick from our average quarter last year, we were pretty pleased with, and I think if you look across the balance of the year, we think it sticks.

<Q – Rich Repetto – Sandler O’Neill & Partners LP>: Got it. That’s helpful. And then, my follow-up would be, you spent a lot of time and talked about the credit [ph] still opportunity. (28:43) I guess my question is, what have we – with the mandatory clearing, at least Phase 1 in March, what have we learned from what’s gone on so far? And then of all the things, we know there’s been some regulatory uncertainty, we know Phase 2 is coming, and we know your futures product has got – like, which do you think is the – what have we learned or what’s the catalyst to get a little uptick here?

<A – Scott Hill – IntercontinentalExchange, Inc.>: Yeah, Rich, I think we learned a couple things. So the first phase of the mandatory clearing kicked in on March 11. And from March 11 to the end of the month we cleared over $300 billion in just that short span, and earned over $1 million of revenue for doing it. And as I mentioned in my prepared remarks, since that mandatory clearing, we’ve cleared 15 times more than the next-closest competitor. So I think we learned that we are the preferred CDS clearinghouse. I think we confirmed that as the mandatory clearing kicks in, that we are going to see the buy side move in, and I think we confirmed that there are good economics that drop to our bottom line from doing that. I think the next catalyst is the June mandatory clearing.

And then as I mentioned in my prepared remarks, I think we have additional catalysts as we work with the SEC to get the full benefits of portfolio margining, which I think will encourage the buy side to bring in their single names in addition to the mandatory index clearing. And then as we refine our offerings in Europe to bring clients on board there as well. So, as I look into the next eight or nine months and frankly into 2014, I think there’s a lot of opportunity in CDS clearing, and I think it’s going to materially impact our bottom line.

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IntercontinentalExchange, Inc.	ICE	Q1 2013 Earnings Call	May 1, 2013
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I’m also excited about the CDS index future product that we’ve talked about. As I mentioned, there’s not really a standard, easy, efficient way for people to go – and Jeff just mentioned this in one of his answers – to trade credit. And we think this index future, similar to equity index future products that have existed for a long time, are a product that will encourage people to take a position on the relative creditworthiness of companies and industries. We’ll start with the investment grade and high-yield indexes, but I think there’s a lot of opportunity down the road beyond just those products. So I think in the first phase, it’s about the clearing. But I think longer term, credit will be a tradable market, and we think there are additional products that we can create with our customers that that will enable that trading.

<Q – Rich Repetto – Sandler O’Neill & Partners LP>: Okay. Thank you. And congrats on a good quarter.

<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: Thank you.

Operator: Our next question comes from Niamh Alexander with KBW.

<Q – Niamh Alexander – Keefe, Bruyette & Woods, Inc.>: Hi, thanks for taking my questions. I guess you spent a bit of time on the credit derivatives. So if I could touch on maybe the extraterritoriality, it seems to be kind of more in the swaps market right now that the issue with the U.S. regulators and the European are playing out. But we’re starting to hear more about international banks maybe not want to do swaps with U.S. banks. But are you seeing that maybe impact some of the hedging on the futures side yet, or any impact there? Or how does that play out for your business?

<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: Niamh, we have not actually seen it impact our business, but I will tell you, it’s a source of active conversation by those people that are engaged in the regulatory process. We have seen, now, attention turned towards eliminating arbitrage internationally and the specific differences in some of the rulemakings, particularly as it relates to Dodd-Frank versus EMIR. Where it impacts the futures market is most likely through the futures commission merchants and the way they will have to organize to allow international business at international exchanges to be organized. And that particular group right now is drinking from a fire hose on other issues. And so, there are some FCMs that are engaged in looking globally, but right now, people are just rushing to complete with the deadlines that Rich Repetto just mentioned and other, more immediate, issues. That’s why I said in my prepared remarks I do think attention is going to turn sometime later this year towards harmonization of rules, because there will be a complicated infrastructure required to meet all the very specific needs globally. But to date we haven’t seen it impact volumes.

<Q – Niamh Alexander – Keefe, Bruyette & Woods, Inc.>: Okay. Thanks for that. And then – and my follow-up, if I could, on, then – sticking with the regulatory changes, the many of them. And, like, I would consider that conversion of the swaps to the futures, for you, I mean, has clearly been a success, and now you’re kind of [ph] taking rebasing the growth (34:04) even higher in your energy complex. Help me think about the potential to bring more volume onto screens a bit, now that the kind of market’s comfortable with it, maybe raising the block limits a little bit, kind of pushing more into the CLOB?

<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: Well, we’re – thanks for that question, because we’re a big proponent of doing exactly that. We think we’re well positioned, and we have a unique trading platform that bridge the gap from OTC to futures. So we understand those markets quite well. This is all being driven by, again, attention by regulators on where they’re focused right now, particularly in the U.S. to finish out Dodd-Frank. It’s hard to know where on the priority list attention to block trade limits fits. It is something being discussed, but whether it rises to a new rule-making or administrative positioning sooner rather than later is hard to know. And we’re in a fortunate position that we have very good clearing infrastructure and the ability to handle blocks, and we have relationships with the OTC market, both the principals and brokers, that allow blocks. But we’re very well positioned with the central limit order book and actually think that that would lead to higher velocities of trading and a broadening of the market if we can get it to move there.

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IntercontinentalExchange, Inc.	ICE	Q1 2013 Earnings Call	May 1, 2013
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<Q – Niamh Alexander – Keefe, Bruyette & Woods, Inc.>: But you’d need some rule changes? You can’t list it yourself right now.

<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: Well, we offer both right now. So the market on ICE is determining where to decide. But my point to you is that regulators are looking at fine-tuning the balance between the two, with the idea of driving more to central limit order book trading and screen trading, because that’s frankly a higher level of regulation, a easier-to-administer regulatory oversight, and fair and transparent. So – but whether they start to tweak those rules in the near term or not is hard for us to know.

<Q – Niamh Alexander – Keefe, Bruyette & Woods, Inc.>: Okay. Thanks.Operator: Our next question comes from Ken Worthington with JPMorgan.

<Q – Ken Worthington – JPMorgan Securities LLC>: Can you help us on the intermediate-term outlook for gas in both the U.S. and Europe? On your prepared remarks, you talked about the near term, and we’re seeing that. And you highlighted the long term, but what I was really hoping to hear is how the gas markets evolve in both the U.S. and Europe over the next two years, which for investors is kind of a nice, investable universe.

<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: Well, very hard to predict the future, as you know. But we can look at the near-term path, and what we’re seeing is that January and February in the U.S. natural gas markets, which is a big part of our business, was let’s say relatively soft, although it was being compared to a very, very big January and February in 2012 as comparables. But we’ve really seen an acceleration of trading in March and April. So, knock on wood, it looks like things are going well in those markets. We’ve seen a lot of velocity increase in the shorter end of the curve, which is, as you probably know, the area that futures exchanges tend to derive most of their trading activity. And so that’s been helpful as well.

We do think that Europe is looking for a single set of benchmarks, which is really the – what we’re going to try to do in our acquisition of ICE Endex with the TTF contract, which I mentioned in the prepared remarks is a Dutch contract. And we hope that that will become the marker for the continent. We already trade the UK natural gas contract, and we’re seeing the markets really think about a globalization of natural gas price. It’s being done through the small amount of liquefied natural gas that is moving around the world now, but increasingly the U.S. is such an outlier relative to the rest of the world with low-cost natural gas that the market will find a way to take advantage of that, either by moving natural gas through liquification or by moving industrial processes to the U.S. to take advantage of these low prices, but thereby arbitraging by moving jobs and industry. One way or another, we think the traders will be trading the complex with those facts in mind. And so we’re pretty – two year long-term bullish on the natural gas markets because of those macro trends.

<Q – Ken Worthington – JPMorgan Securities LLC>: As a follow-up there, is there some element of network effects – you’ve got UK gas, you’ve got Dutch gas, I think you’ve got German gas? Having those different parts, do they work together to be – is the whole greater more than the sum of the parts? And then, because you have U.S. and Europe, is it the same thing? Because you have the U.S. and Europe, do you get to – are linkages forming? And I guess do linkages form before LNG, or do we need to wait until after LNG becomes deliverable in a bigger way to get kind of the network effects of you having the different pieces and connecting them together?

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IntercontinentalExchange, Inc.	ICE	Q1 2013 Earnings Call	May 1, 2013
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<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: Well, our company follows, really, our customers, and what you see in the energy markets is you have a lot of very large, global energy companies and merchant infrastructure providers, and financing that is done globally. And so, increasingly, those groups are managing a portfolio and with regulatory reform are being forced to look at the whole and figure out how they organize and manage global risk and then compartmentalize it for local regulation. And so, having a provider like ICE that is also building out solutions for that problem set, we think it’s been very, very helpful. It allows some of our larger customers to just standardize around us.

As an anecdote, I had a senior executive at a very large firm said to me that with all of the change going on right now – regulatory and international change going on – that they just don’t have the internal bandwidth to be able to deal with lots of disparate systems. And so they’re having to pick vendors and partners that can provide as many connections as possible so that they can focus on reorganizing themselves while all this change is going on. It’s – makes it hard for entrepreneurs or people with new platforms and systems right now, because they just can’t get the attention of the larger firms, because they just don’t have the ability to deal with them. And you do see companies like ICE really having, I think, an advantage in terms of being at the table to have those conversations with our customers.

Operator: Thank you. Ladies and gentlemen, in the interest of time, we ask that you limit yourself to one question and one follow-up. Our next question comes from Alex Kramm with UBS.

<Q – Alex Kramm – UBS Securities LLC>: Hey, good morning. First off, I just would like to come back to Rich’s question on the credit clearing. Scott, if I heard you correctly, the buy-side clearing obviously seems to be off to a good start, and if my math is right, you’re getting like $4 million to $5 million a quarter contribution from buy side, so maybe you can just confirm that. But more importantly, how do you think about this June timeline? You mentioned it a little bit, but when we look at the interest rate space, a lot of people saying, 10 times the amount of firms are coming online versus March, but I think the credit market has compressed a lot. So I think a lot of those guys might already be clearing. So do you have any other data of how many people are coming online in June versus March, so how we should be thinking about the ramp up on the second phase here? Thanks.

<A – Scott Hill – IntercontinentalExchange, Inc.>: Sure. And just to clarify, I think you asked if it was $4 million to $5 million a quarter. That’s probably a little bit above. What I’m counting on right now, as I said in the call, the month of March we saw about $1 million. As you get to wave two June, that may tick up. So, in the second quarter, maybe it’s a little lower than that range. As we get into the back half of the year, I think it starts to move towards the range you talked about.

I think, Alex, specific to what we’re seeing with customers signing up, I do think that there are – still are a number of clients who are trading the CDS markets that do have CDS positions that will need to be cleared. I expect the next stage to be measured in hundreds of clients. We’ve seen a number of them already get hooked up. And I suspect, as is typically the case as we get closer to that June date – I think it’s June 10 is the official date – I would suspect we’ll see a mad rush for the customers that haven’t signed up yet to get hooked up to clear. So, again, I think your range may be a little bit optimistic in the second quarter, but as we move into the back half and get past that second wave, I don’t think it’s unrealistic.

<Q – Alex Kramm – UBS Securities LLC>: Okay, cool. And then, secondly, maybe just stay on the whole topic of clearing. I know, Jeff, and maybe Scott as well, there’s only a limited amount of what you can do and talk about when it comes to the Liffe clearing arrangement and what you can do from there. But I assume that you’re already engaging a lot with the clearing members in Europe and had conversations about what kind of things you can do different. So maybe you can talk about the new opportunity set a little bit more. I mean, Jeff’s said in the past that the current providers of interest rate clearing in Europe do not have the same opportunity set as might be out there. So what kind of things are clients asking you for to do differently, and what do you think – how quickly you can execute on that? Thank you.

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IntercontinentalExchange, Inc.	ICE	Q1 2013 Earnings Call	May 1, 2013
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<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: Well, it’s a good question. You’re correct in that we’re having a lot of one-on-one conversations with individual clearing firms and other major market participants in connection with the transition of the Liffe business. That is going very well. We’re in the phase of having people work on novation agreements with us to actually contractually novate the positions over. That process is going well. And there is – I think you may have heard us say it before – but almost a sense of relief by the clearing community that they will be going into a known clearinghouse with a known rulebook and a known risk system. And so to a certain degree, that transition is relatively easy for them. In that regard, people are talking to us about what it means now to have another large clearing – multi-asset class clearing infrastructure in London. How we might deploy that, both through the UK and into Continental Europe, and then how we will further deploy that clearinghouse around the world. And so I don’t have anything to announce, but you’re correct in that the opportunity to engage that community right now is very, very helpful to us in figuring out long-term clearing plans.

<Q – Alex Kramm – UBS Securities LLC>: All right. Thank you very much.Operator: Our next question comes from Michael Carrier with Bank of America Merrill Lynch.

<Q – Mike Carrier – Bank of America Merrill Lynch>: Jeff, maybe on the – just on the energy and commodity side, it seems a little bit unusual. If you look at your business over the past two quarters, things held up okay. I mean, you had some moderation, but they’ve held up okay, and recently they picked back up. If you look at, like, the financial players or the dealers, it looks like the commodity business has been under a little bit more pressure over the past few quarters. I’m just trying to gauge, is it – some of this the transition that we’re seeing in the markets? Is it just different products? You could say on the swap side there’s still a lot of uncertainty in terms of the rules, the regulations, so you could see some of that. We’re just trying to get a sense – just coincidentally, ended up being the same time that the energy markets, at least the areas that you guys are in, shifted into the new product structure. So just wanted to get your thoughts on if you’re seeing anything significant in terms of users or habits or changes?

<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: Sure. Well, it’s a very interesting time, because there’s a lot of change going on. And on the one hand, there is some rotation of business away from the typical Wall Street banks, as they have been resizing their businesses and re-looking at their proprietary trading. So there are traders and managers that have rotated out of that infrastructure. But we see them rotating – successful people are rotating into other players, are reestablishing themselves somehow, and so that – we’ve seen that trend a number of times in the history of our company, most similarly after the Enron collapse, when there was a wholesale change in the way the market did business. So you have that rotation going on, which tends to complicate the ability to predict volume.

But at the same time, by organizing ourselves as regulated futures contracts widely distributed on an electronic platform globally, we’ve increased the reach of many of our products, and we’ve been able to address a client base that either by their own charter did not trade in the OTC markets or were not able to trade in our OTC markets because we had a requirement when we were OTC that we not deal with – that we deal with principals only and no brokers and that you had to have $100 million in assets to access our platform. So you have this kind of odd thing going on, where on the one hand there’s some downsizing on Wall Street, but there’s a broader distribution and an increased addressable market due to the fact that we’re trading regulated futures.

<Q – Mike Carrier – Bank of America Merrill Lynch>: Okay. That makes sense. And then just as a follow-up, we’ve hit on the clearing side. When you’re talking to customers – just want to follow up on that – when you think about what customers are dealing with, whether it’s on the technology side, the margin side, the international, like different potential roles, what are – if we do face some hurdles as we approach the June deadline, is it most likely, on the tech side, meaning everyone trying to get things in place by that date? Or is there something else that could hold it up or create some hiccups for the client, like some of the clients that are trying to hit that deadline?

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<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: It seems – to us the biggest neck of the funnel is just people trying to understand their rules and obligations and the extreme pressure that that many of the clearing firms are being put under to both onboard these new customers and at the same time comply with rules on customer segregation, on how much capital is going to be held. And those same firms are forward-looking at, where do they have to position themselves globally, and what are the different rules there, and how are they treating these new customers? And there’s just a lot of conversation going on and a lot of sort of deer-in-the-headlights activity on behalf of many of the end users. Those end users that are slightly more sophisticated that have been paying attention or that we’ve been able to outreach or the other exchangers or the clearers, are getting up to speed. But there’s a big group of people that really don’t fully understand what these deadlines mean.

<Q – Mike Carrier – Bank of America Merrill Lynch>: Okay. Thanks a lot.

Operator: Our next question comes from Roger Freeman with Barclays.

<Q – Roger Freeman – Barclays Capital, Inc.>: Hi, good morning. Maybe just picking up on that, I mean, how concerned are you about the June date? Because it seems that a lot – there’s a lot more of those kinds of market participants. [indiscernible] (51:59) know a number of dealers are concerned about readiness. And then just on the – might be related to the CDS business, but the nonconsolidated income, or expense, rather, was lower this quarter. Was there anything in the CDS business or the Cetip that reduced the income that’s going out?

<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: Let me take the first part of the question. I honestly think that at the end of the day, most people respond to deadlines. And the phenomenon of getting ready for deadline is nothing unique. Every time we’ve ever launched a new product or a new service or a transition or made a major change and put a deadline out there, we note that the industry largely waits until the end and moves to comply broadly. So I don’t think there’s anything particularly negative about that. I think if the deadline were moved, that people would just wait for the new deadline. So at some point, you’ve got to draw a line in the sand, and we’re just at that crunch time right now. And so I’m not concerned about it, because I think it is the way human nature works.

<A – Scott Hill – IntercontinentalExchange, Inc.>: Yeah. I think – there was a pretty good article yesterday that talked a little bit about some of the challenges of, I’m a U.S. firm but the product that I need to clear is not cleared by a U.S. company; it’s cleared by a European company, or it’s a product that I’m told will be launched but maybe it’s not launched yet, or it’s a clearinghouse that’s going to launch in June maybe. So in the interest rate space, there does seem to be a lot of confusion. The nice thing about the CDS space is we’ve got the clearing firms hooked up. We’ve got the full slate of products. It is a U.S. solution. If you’re a U.S. customer, you got a U.S. FCM, you’re in. And if it’s European, ultimately you’ll be able to clear in Europe. So I do think that there are lot of challenges, but if you step back and look at the CDS clearing versus other OTC products, I think the path to getting in the clearinghouse is much cleaner.

And then, Roger, just to follow up, I think your second question was with regards to the drop in the minority interest -

<Q – Roger Freeman – Barclays Capital, Inc.>: Yeah.

<A – Scott Hill – IntercontinentalExchange, Inc.>: – in the quarter.
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IntercontinentalExchange, Inc.	ICE	Q1 2013 Earnings Call	May 1, 2013
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<Q – Roger Freeman – Barclays Capital, Inc.>: Yeah.<A – Scott Hill – IntercontinentalExchange, Inc.>: Yeah. And that’s just that if we – the revenues in that business – we relatively fix costs. Costs haven’t increased in that business in three years. But revenues were a little softer in the first quarter than they had been the last couple of quarters, and that caused the profit overall to be down in the quarter.

<Q – Roger Freeman – Barclays Capital, Inc.>: Right.

<A – Scott Hill – IntercontinentalExchange, Inc.>: And therefore the share of that profit that goes out the door is down as well. It’s nothing more than that.

<Q – Roger Freeman – Barclays Capital, Inc.>: Right. Yeah, okay. And just, Jeff, quickly your comment on expanding the sort of user base on the energy products that migrated to futures last year. Can you put any kind of quantification around that, sort of number of customers that have come in since then or part of the – at least broad range, in terms of how much the volume growth is fueled, or is it too early?

<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: It’s too early, and we don’t have the metrics to actually look at it that way. But we know from past experience that when people rotate out of jobs, oftentimes they start their own funds or they day trade from home, or what have you, and we can now in the futures space allow individual investors to have access that we couldn’t before. So as people are leaving one job and looking for another, they can actually come in and trade and – in the interim. So it helps facilitate this rotation that’s going on. We know that there’s more demand for screens and user IDs and passwords so that the overall trend around the business continues to increase.

<A – Scott Hill – IntercontinentalExchange, Inc.>: Well, and I think the other thing that we know specifically, open interest – you take power out, because that’s a bit of noise right now. But from the end of the year our energy open interest is up 12% excluding power. On a year-over-year basis, our oil open interest is up 47%. If you look at gas, it’s down a little bit year over year in the first quarter, but if you look over the last two years, so go back to first quarter of 2011 compared to where we are today, it’s up almost 70%. So it’s pretty clear that there are a lot people that are participating in this market and there’s a lot of open interest. So that’s why, as we see volatility, as we did in April, volumes go up. We’re looking right now at the early – the accountants haven’t even started to close the books yet, but it looks like April is going to be the best revenue month we’ve ever had.

<Q – Roger Freeman – Barclays Capital, Inc.>: Great, thanks.

Operator: Our last question comes from Brian Bedell with ISI Group.

<Q – Brian Bedell – International Strategy & Investment Group, Inc.>: Just following on on that, maybe a question for Jeff on through the near- to intermediate-term outlook for Brent. Given the comments that you made about volatility, obviously, we’ve seen the price of crude come down a bit. There’s been some speculation that that would dampen volumes. But obviously it’s been – continued to be strong, as you alluded to, with open interest building. If you wanted – can you give us a comment on just trends, say, into the summer in terms of what you’re seeing from hedging needs from your customers and also in context of the Seaway pipeline, the upcoming Keystone pipeline into Cushing for the WTI contract?

<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: Sure. Well, I mean, Brent continues to – sort of strength begets strength. We have a couple of trends that are quite favorable towards Brent. One is that we continue to build out a Brent options market where there was none a few years ago. Now there’s an active Brent options market and options as an asset class broadly continues to grow. So people that trade Brent tend to hedge, and – people that, excuse me, trade Brent options tend to hedge – so it drives underlying volume, and obviously the option expires into the underlying. So some people take expiration, all of which helps the Brent complex.

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IntercontinentalExchange, Inc.	ICE	Q1 2013 Earnings Call	May 1, 2013
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We continue to see people indexing towards Brent, as you know. And then, lastly, as the Brent and WTI spreads come back into – let’s call it more normal conditions as these pipelines and others relieve the issues around Cushing, Oklahoma – people can now go back to trade the Brent/WTI spread again, which was a trade that was broken by the dislocation between the two. But now as they come back in, that is a way that people manage risk – geographic risk. And so as that spread becomes more predictable, I would expect we’re going to see more trade there, which obviously we have the Brent lag and the WTI lag in those.

<Q – Brian Bedell – International Strategy & Investment Group, Inc.>: Right. So continued strength, okay. And then just – my follow-up would be just on the timing of the submission of the Form CO, and if it – I guess if we stay in Phase 1, it looks like the deal could potentially close by the end of the third quarter, and if we slip into Phase 2, is it still your sense that would close by the end of the fourth quarter?

<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: So we have had informal dialogue with the European Commission, the DG Comp antitrust regulators there, going on for some time. So that we have a very good view on the areas that they have interest in and can target those when we do turn in the official form. So we have not been sitting on our hands with the European regulator. We’re very pleased and thankful that the individual countries agreed to turn the matter over to the Brussels regulators so that – who have obviously deep knowledge of NYSE Euronext from their past work on the prior deal.

You’re right in thinking about how we’re looking at it. The reason we say it’ll close in the back half of the year is we have not started the official process with the antitrust regulator in Europe. And as soon as we turn in that application, it starts this clock. And it’s conceivable, I guess, that we could get a 25-day review, and it’s conceivable that they may want to take a look at certain areas and go into the 90-day or longer review. So helping to narrow the differences right now is something that we’re doing in the background in the hope that we can provide an opportunity for the regulators to have a relatively clean and easy approval process.

<Q – Brian Bedell – International Strategy & Investment Group, Inc.>: Great, thanks. That’s helpful. Congrats again on a very solid quarter.

<A – Jeff Sprecher – IntercontinentalExchange, Inc.>: Thank you very much.

Operator: I would now like to turn the conference back over to our host for closing remarks.

Jeffrey C. Sprecher, Chairman and Chief Executive Officer

Well, thanks for all – for joining us today. We look forward to hearing from you throughout the quarter, as you know, and we’ll continue to update you on our progress. I want to wish everybody a happy May Day. And thank you for joining us today.

Operator: Ladies and gentlemen, this does conclude today’s presentation. You may now disconnect, and have a wonderful day.
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This written communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE Group, ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

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IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE Group has filed with the SEC a registration statement on Form S−4, which includes a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext by ICE. The joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

16

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2013 annual meeting of stockholders, as filed with the SEC on March 28, 2013.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 26, 2013, NYSE Euronext’s proxy statement for its 2013 annual meeting of stockholders, filed with the SEC on March 22, 2013.

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